Exhibit 99.1

SciSparc Announces Approval of Uplisting to The Nasdaq Capital Market

TEL AVIV, Israel, Dec. 20, 2021 /PRNewswire/ -- SciSparc Ltd. (OTCQB: SPRCF) a specialty, clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system (the “Company” or “SciSparc”), today announced that its ordinary shares have been approved for listing on The Nasdaq Capital Market (“Nasdaq”) under the symbol “SPRC”. Trading of the Company’s ordinary shares on Nasdaq is expected to begin on December 22, 2021. The Company’s shares will continue to trade on the OTCQB under the symbol “SPRCF” until trading on Nasdaq commences.

“Uplisting our shares to Nasdaq is a great way to end the year!” said Amitai Weiss, Chief Executive Officer of SciSparc. “We have been working diligently toward this milestone since announcing our rebranding earlier this year. It reflects the improvements we have made to the fundamental value of the Company, including a growing patent portfolio, advancements in our clinical studies and notable additions to our leadership team.”

“Trading on Nasdaq should increase our visibility in the market, as well as provide broader access to individual and institutional investors going forward. I am confident that all of these developments will enhance our ability to develop the therapeutics that will improve the lives of those suffering from central nervous system disorders,” concluded Mr. Weiss.

About SciSparc (OTCQB:SPRCF):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. Our focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 for the treatment of Tourette syndrome, for the treatment of obstructive sleep apnea and Alzheimer’s disease and Agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism spectrum disorder and epilepsy.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the expected medical benefits of its therapeutics and drug candidates, the expected benefits of becoming a company listed on Nasdaq and the anticipated first date of trading of the Company’s ordinary shares on Nasdaq. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 30, 2021, and in subsequent filings with the SEC. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com
Tel: +972-3-6167055

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